 CERTIFICATE OF DESIGNATION

OF

SOCIETY PASS INCORPORATED.

Society Pass Incorporated., a Nevada corporation (the “Corporation”), in accordance with the provisions of Chapter 78 of the Nevada Revised Statutes (the “Nevada Act”) does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation as of December 30, 2020:

RESOLVED, that the Board of Directors of the Corporation, pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation (the “Articles of Incorporation”), hereby authorizes the issuance of a series of Preferred Stock designated as the Series C-1 Convertible Preferred Stock, par value $0.0001 per share (“Series C-1 Preferred Stock”), of the Corporation and hereby fixes the designation, number of shares, powers, rights, qualifications, limitations, and restrictions thereof.

RESOLVED, that Thirty Thousand (30,000) shares of Preferred Stock of the Corporation are hereby designated “Series C-1 Preferred Stock.” The designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of Series C-1 Preferred Stock are as follows:

1.	Par Value; Stated Value. Each share of Series C-1 Preferred Stock shall have a par value of

$0.0001 and a stated value equal to $420.00 (the “Stated Value”).

2.     Definitions. In addition to the terms defined elsewhere in this Certificate of Designations, the following terms have the meanings indicated:

“Alternate Consideration” shall have the meaning given in Section 11(b). “Announced IPO Date” shall have the meaning given in Section 7(d).

“Business Day” means any day other than Saturday, Sunday, and any day on which banks are required or authorized by law to be closed in the State of California.

“Common Stock” means the common stock of the Corporation, par value $0.0001 per share. “Event of Default” shall have the meaning given in Section 15.

“Fundamental Transaction” shall have the meaning given in Section 11(b). “Holder” means any holder of Series C-1 Preferred Stock.

“IPO” means a firm commitment underwritten initial public offering of the Corporation’s Common Stock pursuant to a registration statement filed on Form S-1 (or any successor from thereto) that is declared effective by the SEC.

“IPO Notice” shall have the meaning given in Section 7(d).

“IPO Price to Public” means the price to the public specified in the IPO registration statement. “Liquidation Event” shall have the meaning given in Section 6.

“Original Issue Date” means the date of the first issuance of any shares of the Series C-1 Preferred Stock regardless of the number of transfers of any particular shares of Series C-1 Preferred Stock and regardless of the number of certificates that may be issued to evidence such Series C-1 Preferred Stock.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture or other non-corporate business enterprise, limited liability company, joint-stock company, trust, organization, business, labor union, or government (or an agency or subdivision thereof) or any court or other federal, state, local or other governmental authority or other entity of any kind.

“Required Holders” means the Holders that hold at least a majority of the Series C-1 Preferred Stock then outstanding.

“Series C-1 Stock Liquidation Preference” shall have the meaning given in Section 6. “Series C-1 Preferred Stock” means the Series C-1 Convertible Preferred Stock, $0.0001 par

value, of the Corporation, which is convertible into shares of Common Stock.

“Series C-1 Preferred Stock Register” shall have the meaning given in Section 4. “Transfer Agent” shall have the meaning given in Section 7(b).

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock.

3.	Voting Rights.

Unless the consent or approval of a greater number of shares shall then be required by law, the affirmative vote of the Required Holders shall be necessary to (1) authorize, adopt, or approve any amendment to the Articles of Incorporation, the Bylaws, or this Certificate of Designations that would increase or decrease the par value of the shares of Series C-1 Preferred Stock, alter or change the powers, preferences, or rights of the shares of Series C-1 Preferred Stock or alter or change the powers, preferences, or rights of any other capital stock of the Corporation if after such alteration or change such capital stock would be senior to or pari passu with Series C-1 Preferred Stock or (2) amend, alter, or repeal the Articles of Incorporation, the Bylaws, or this Certificate of Designations so as to affect the shares of Series C-1 Preferred Stock adversely, including in connection with a merger, recapitalization, reorganization, or otherwise.

4.  Registration of Series C-1 Preferred Stock. The Corporation or its Transfer Agent shall register shares of Series C-1 Preferred Stock, upon records to be maintained by the Corporation or its Transfer Agent, as the case may be, for that purpose (the “Series C-1 Preferred Stock Register”), in the name of the record Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Series C-1 Preferred Stock as the absolute owner thereof for the purpose of any conversion hereof or any distribution to such Holder, and for all other purposes, absent actual written notice to the contrary from the registered Holder.

5.  Registration of Transfers. The Corporation shall register the transfer of any shares of Series C-1 Preferred Stock in the Series C-1 Preferred Stock Register, upon surrender of certificates evidencing such shares to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Series C-1 Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder; provided that if the Corporation does not so record an assignment, transfer, or sale (as the case may be) within two (2) Business Days of its receipt of such a request, then the Series C- 1 Preferred Stock Register shall be automatically updated to reflect such assignment, transfer, or sale (as the case may be).

6.	Liquidation.

(a)   In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), the Holders of Series C-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) the Stated Value for each share of Series C-1 Preferred Stock then held by them (or (y) the amount payable per share of Common Stock which such Holder of Series C-1 Preferred Stock would have received if such Holder had converted to Common Stock immediately prior to the Liquidation Event all of the shares of Series C-1 Preferred Stock then held by such Holder (the “Series C- 1 Stock Liquidation Preference”). If, upon the occurrence of a Liquidation Event, the funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Series C-1 Stock Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Holders of Series C-1 Preferred Stock in proportion to the aggregate Series C-1 Stock Liquidation Preference that would otherwise be payable to each of such Holders. Such payment shall constitute payment in full to the holders of the Series C-1 Preferred Stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of the Holders, so as to be immediately available for such payment, such Holders shall be entitled to no further participation in the distribution of the assets of the Corporation. The sale of all or substantially all of the assets of the Corporation, or merger, tender offer, or other business combination to which the Corporation is a party in which the voting stockholders of the Corporation prior to such transaction do not own a majority of the voting securities of the resulting entity or by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Corporation or resulting entity shall, for the purposes of this Certificate of Designations, be deemed to be a Liquidation Event.

(b)  In the event of a Liquidation Event, following completion of the distributions required by the first sentence of paragraph (a) of this Section 6, if assets or surplus funds remain in the Corporation, the holders of the Common Stock shall share in all remaining assets of the Corporation, in accordance with the Nevada Act and the Articles of Incorporation of the Corporation, as amended.

7.  Conversion. Series C-1 Preferred Stock held by a Holder may be converted into validly issued, fully paid, and non-assessable shares of Common Stock on the terms set forth in this Section 7.

(a)  Mandatory Conversion - IPO. Upon consummation of the IPO, each share of Series C- 1 Preferred Stock shall automatically convert into one share of Common Stock.

(b)  Mechanics of Conversion. To convert Series C-1 Preferred stock, pursuant to Section 7(a) above, into shares of Common Stock on any date, the Holder shall deliver (whether via facsimile or otherwise) a copy of a properly and fully completed and executed notice of conversion in the form attached hereto as Exhibit A (the “Conversion Notice”) to the Corporation. On or before the second Business Day following the date of receipt of such Conversion Notice, the Corporation shall transmit by facsimile or email (by attachment in PDF format) an acknowledgment of confirmation of receipt of such Conversion Notice to the Holder and the Corporation’s transfer agent (the “Transfer Agent”). On or before the third Business Day following the date of receipt of a Conversion Notice or the triggering of a mandatory conversion pursuant to Section 7(a) or 7(b) above, the Corporation shall instruct the Transfer Agent to issue and deliver (via reputable overnight courier) to the Holder a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, with the legends required by the Securities Purchase Agreement or applicable law. The Holder shall not be required to physically surrender the Series C-1 Preferred Stock in connection with any conversion in accordance with this Section 7.

(c)  No Fractional Shares; Transfer Taxes. The Corporation shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round such fraction of a share of Common Stock up to the nearest whole share. The Corporation shall pay any and all transfer, stamp, issuance, and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon any conversion.

(d)  Announcement of Initial Public Offering. After such time as the Company determines that it will consummate an IPO, it shall send a notice to the Holder (the “IPO Notice”) of the proposed consummation date of the IPO (the expected date of such consummation is the “Announced IPO Date”), but such IPO Notice shall be dispatched in any event no later than ten (10) calendar days prior to such Announced IPO Date. To the extent that the Announced IPO Date is subsequently advanced or delayed, the Company shall send an amended IPO Notice of the revised proposed consummation date of the IPO to the Holder; provided, however, the Company may not advance the Announced IPO Date to a date less than five (5) Business Days after the date of the latest amending IPO Notice. If any Announced IPO Date is delayed, the amending IPO Notice will be deemed the establishment of a new Announced IPO Date, and any Conversion Notice given based on a previously Announced IPO Date will be deemed canceled unless the Holder affirms in writing the Conversion Notice as given.

8.  Reservation of Common Stock. The Corporation shall at all times reserve and keep available for issuance upon the conversion of shares of Series C-1 Preferred Stock, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series C-1 Preferred Stock and shall take all action to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series C-1 Preferred Stock; provided, that the Holders vote such shares in favor of any such action that requires a vote of stockholders.

9.  Charges, Taxes, and Expenses. The issuance of certificates for shares of Series C-1 Preferred Stock and for Underlying Shares issued upon conversion of (or otherwise in respect of) Series C-1 Preferred Stock shall be made without charge to the Holders for any issue or transfer tax, withholding tax, transfer agent fee, or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any certificates for Common Stock or Series C-1 Preferred Stock in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring Series C-1 Preferred Stock or receiving Underlying Shares in respect of Series C-1 Preferred Stock.

10.     Replacement Certificates. If any certificate evidencing Series C-1 Preferred Stock or Underlying Shares is mutilated, lost, stolen, or destroyed, the Corporation shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft, or destruction and customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

11.   Certain Adjustments. The Stated Value, the number of authorized shares, and the number of issued and outstanding shares of Series C-1 Preferred Stock is subject to adjustments from time to time as set forth in this Section 11.

(a)  Stock Dividends and Splits. If the Corporation, at any time while any shares of Series C-1 Preferred Stock are outstanding,

(i)  pays a stock dividend on Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock;

(ii)	subdivides outstanding shares of Common Stock into a larger number of shares; or

(iii)	combines outstanding shares of Common Stock into a smaller number of shares;

then in each such case:

(A)  the Stated Value shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event;

(B)  the number of authorized and designated shares of Series C-1 Preferred Stock shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event; and

(C)   the number of shares of each Holder of Series C-1 Preferred Stock shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event.

Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately following the close of business on the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately following the close of business on the effective date of such subdivision or combination.

(b)   Fundamental Transactions. If, at any time while any shares of Series C-1 Preferred Stock are outstanding,

(i)  the Corporation effects any merger of the Corporation into or consolidation of the Corporation with another Person;

(ii)  the Corporation effects any sale of all or substantially all of its assets in one or a series of related transactions; or

(iii)    the Corporation effects any reclassification of Common Stock or any compulsory share exchange pursuant to which Common Stock is effectively converted into or exchanged for other securities, cash, or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 11(a) above);

(in any such case, a “Fundamental Transaction”),

then upon any subsequent conversion of Series C-1 Preferred Stock, each Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash, or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the record holder of such Underlying Shares immediately prior to such record date (the “Alternate Consideration”). For purposes of any such conversion, the determination of the conversion rate set forth in Section 7(a) shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion such conversion rate among the Alternate Consideration in a manner reasonably acceptable to the holders of more than 50% of the outstanding shares of Series C-1 Preferred Stock reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash, or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series C-1 Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall issue to each Holder a new series of preferred stock consistent with the foregoing provisions and evidencing the Holder’s right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 11 and ensuring that Series C-1 Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c)  Calculations. All calculations under this Section 11 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(d)  Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 11, the Corporation, at its expense, will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Corporation will promptly deliver a copy of each such certificate to each Holder.

12.  Fractional Shares. The Corporation shall not be required to issue or cause to be issued fractional Underlying Shares upon conversion of Series C-1 Preferred Stock. If any fraction of an Underlying Share would, except for the provisions of this Section, be issuable upon conversion of Series C-1 Preferred Stock, the number of Underlying Shares to be issued will be rounded up to the nearest whole share.

13.    Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 3:30 p.m. (California time) on a Business Day, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 3:30 p.m. (California time) on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, to 55 W 39th Street, New York, NY 10018, attention Chief Executive Officer, or (ii) if to a Holder, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such Holder may provide to the Corporation in accordance with this Section 13.

14.    Dispute Resolution. In the case of a dispute as to the determination of the fair value of consideration other than cash or securities, or the arithmetic calculation of the Conversion Rate, the Corporation shall, as soon as practicable upon discovery, and following a good faith effort to resolve the dispute with the Holder, submit (a) the disputed determination of the fair value of consideration other than cash or securities to an independent, reputable investment bank selected by the Corporation or (b) the disputed arithmetic calculation of the Conversion Rate to the Corporation’s independent, outside accountant. The Corporation, at the Corporation’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Corporation and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

15.	Event of Default.

(a)	Each of the following events shall constitute an “Event of Default”:

(i)   any default by the Corporation with respect to any provision, condition, or requirement of this Certificate of Designations;

(ii)  liquidation proceedings shall be instituted by or against the Corporation and, if instituted against the Corporation by a third party, shall not be dismissed within sixty (60) days of their initiation;

(iii)   bankruptcy, insolvency, reorganization, or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Corporation and, if instituted against the Corporation by a third party, shall not be dismissed within sixty (60) days of their initiation;

(iv)  the commencement by the Corporation of a voluntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or the consent by it to the entry of a decree, order, judgment, or other similar document in respect of the Corporation in an involuntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state, or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Corporation or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state, or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation in furtherance of any such action;

(v)  the entry by a court of (A) a decree, order, judgment or other similar document in respect of the Corporation of a voluntary or involuntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization or other similar law; or (B) a decree, order, judgment, or other similar document adjudging the Corporation as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment, or composition of or in respect of the Corporation under any applicable federal, state, or foreign law; or (C) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment, or other similar document or any such other decree, order, judgment, or other similar document unstayed and in effect for a period of sixty (60) consecutive days; or

(vi)  bankruptcy, insolvency, reorganization, or other proceedings for the relief of debtors shall be instituted against the Corporation and shall not be dismissed within sixty (60) days of their initiation.

(b)   Notice of an Event of Default. Upon the occurrence of an Event of Default, the Corporation shall within two (2) Business Days deliver written notice thereof via facsimile and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holders.

16.	Miscellaneous.

(a)  The headings herein are for convenience only, do not constitute a part of this Certificate of Designations, and shall not be deemed to limit or affect any of the provisions hereof.

(b)  No provision of this Certificate of Designations may be amended, except in a written instrument signed by the Corporation and the Required Holders.

(c)  Series C-1 Preferred Stock is (i) senior to all other equity interests in the Corporation outstanding as of the Original Issue Date in right of payment, whether with respect to dividends or upon liquidation or dissolution, or otherwise and (ii) will be senior to all other equity or equity equivalent securities issued by the Corporation after the Original Issue Date.

(d)  Any of the rights of the Holders of Series C-1 Preferred Stock set forth herein may be waived by the affirmative vote of the Required Holders. No waiver of any default with respect to any provision, condition, or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition, or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of this Corporation on December 30, 2020.

SOCIETY PASS INCORPORATED.

By: /s/ Dennis Nguyen

Name: Dennis Nguyen

Title: Chief Executive Officer

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be executed by the registered Holder in order to convert shares of Series C-1 Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series C-1 Convertible Preferred Stock indicated below into shares of common stock, $0.0001 par value (the “Common Stock”), of Society Pass Incorporated., a Nevada corporation (the “Corporation”), according to the conditions hereof, as of the date written below.

IMAGE OMITTED [clip_image025.gif]

Date to Effect Conversion

Number of shares of Series C-1 Preferred Stock owned prior to Conversion

Number of shares of Series C-1 Preferred Stock to be Converted

Stated Value of shares of Series C-1 Preferred Stock to be Converted

IMAGE OMITTEDNumber of shares of Common Stock to be Issued Number of shares of Series C-1 Preferred Stock subsequent to Conversion

Name of Holder

By: Name: Title: